UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                 QXL ricardo plc

--------------------------------------------------------------------------------
                              (Name Of The Issuer)

                                 QXL ricardo plc
--------------------------------------------------------------------------------
                       (Names Of Persons Filing Statement)

                  Ordinary Shares, nominal value of 0.1p each
                    American Depositary Shares, evidenced by
                          American Depositary Receipts,
                      each representing 250 ordinary shares
--------------------------------------------------------------------------------
                         (Title Of Class Of Securities)

                                   US74912W408
--------------------------------------------------------------------------------
                      (Cusip Number Of Class Of Securities)

    Robert S. Dighero
Chief Financial Officer                                   Thomas J. Plotz
     Landmark House                                      Shaw Pittman LLP
Hammersmith Bridge Road                                 2300 N Street, N.W.
     London W6 9EJ                                     Washington, DC 20037
(011) (44) (20) 8962 7100                                  202.663.8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under  the  Securities  Exchange  Act  of  1934  ("the  Act").

B. [ ] The filing of a registration statement under the Securities Act of 1933.

C.   [ ]  A  tender  offer.

D.   [X]  None  of  the  above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

              Transaction Valuation*           Amount of Filing Fee **
                     $70,000                          $5.66


* Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). Represents the U.S. dollar equivalent of the estimated aggregate cash consideration in British pounds sterling to be paid by the filing person to U.S. holders for fractional interests in its ordinary shares, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on February 25, 2003 of Pounds 1.5727 to US $1.00 plus the estimated aggregate dollar amount of cash consideration to be paid for fractional interests in American Depositary Shares.
** The amount of the filing fee was calculated based on a rate of $80.90 per $1,000,000 of the aggregate value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5.66                              Filing Party:  QXL ricardo plc
Form or Registration No.: Schedule 13E-3, File No. 5-60627  Date Filed:  February 26, 2003

                                SCHEDULE 13E-3/A

     This amendment No. 3 to Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the "Statement") previously filed by QXL ricardo plc (referred to herein as "QXL" or "Company" or "subject company" or "filing person") on February 26, 2003, and amended on March 14, 2003 and March 19, 2003, with the Securities and Exchange Commission (the "Commission"). This amendment no. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the transactions described below.

     At the Extraordinary General Meeting of QXL's shareholders held on March 28, 2003, 154,001,565 ordinary shares were present in person or by proxy. The requisite majority of ordinary shares represented at the meeting voted to approve a special resolution authorizing a l-for-1,000 share consolidation of QXL's ordinary shares and the payment of cash for fractional shares to those shareholders who would, as a result of the share consolidation, hold less than one share of QXL's post-share consolidation ordinary shares, subject to retention by the Company of small amounts the cost of distribution of which would be disproportionate to the amounts involved. Holders of American Depositary Shares, each representing 250 ordinary shares ("ADSs"), will receive one new ADS for each one thousand existing ADSs. Holders who would otherwise hold less than one new ADS will receive cash instead of such fractional interest.

     The share consolidation became effective at the close of business on March 28, 2003. The Company intends to file a Form 15 with the Commission in order to terminate its status as a reporting company under the Securities Exchange Act of 1934, because, as a result of the share consolidation, it has fewer than 300 U.S. beneficial holders of its securities. The Company has made arrangements to withdraw the ADSs from the Nasdaq Stock Market effective the opening of business on March 31, 2003.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 2003                     /S/  Robert Simon Dighero
                                           -------------------------
                                           Name:  Robert Simon Dighero
                                           Title:  Chief Financial Officer